PROSPECTUS FILED PURSUANT TO RULE 424(B)(3)

                       LIGAND PHARMACEUTICALS INCORPORATED
                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-131029

                          Prospectus Supplement No. 24
    (to Prospectus dated April 12, 2006, as supplemented and amended by that Prospectus Supplement No. 1 dated May 15, 2006, that Prospectus Supplement No. 2 dated June 12, 2006, that Prospectus Supplement No. 3 dated June 29,
  2006, that Prospectus Supplement No. 4 dated August 4, 2006, that Prospectus Supplement No. 5 dated August 9, 2006, that Prospectus Supplement No. 6 dated
August 30, 2006, that Prospectus Supplement No. 7 dated September 11, 2006, that Prospectus Supplement No. 8 dated September 12, 2006, that Prospectus Supplement No. 9 dated October 2, 2006, that Prospectus Supplement No. 10 dated October 17, 2006, that Prospectus Supplement No. 11 dated October 20, 2006, that Prospectus Supplement No. 12 dated October 31, 2006, that Prospectus Supplement No.13 dated
 November 14, 2006, that Prospectus Supplement No. 14 dated November 15, 2006, that Prospectus Supplement No. 15 dated December 14, 2006, that Prospectus Supplement No. 16 dated January 5, 2007, that Prospectus Supplement No. 17 dated January 16, 2007, that Prospectus Supplement No. 18 dated February 5, 2007, that
     Prospectus Supplement No. 19 dated February 28, 2007, that Prospectus Supplement No. 20 dated March 5, 2007, that Prospectus Supplement No. 21 dated March 15, 2007, that Prospectus Supplement No. 22 dated March 16, 2007, and that Prospectus Supplement No. 23 dated March 20, 2007)

         This Prospectus Supplement No. 24 supplements and amends the prospectus dated April 12, 2006 (as supplemented and amended by that Prospectus Supplement No. 1 dated May 15, 2006, that Prospectus Supplement No. 2 dated June 12, 2006, that Prospectus Supplement No. 3 dated June 29, 2006, that Prospectus Supplement No. 4 dated August 4, 2006, that Prospectus Supplement No. 5 dated August 9, 2006, that Prospectus Supplement No. 6 dated August 30, 2006, that Prospectus Supplement No. 7 dated September 11, 2006, that Prospectus Supplement No. 8 dated September 12, 2006, that Prospectus Supplement No. 9 dated October 2, 2006, that Prospectus Supplement No. 10 dated October 17, 2006, that Prospectus Supplement No. 11 dated October 20, 2006, that Prospectus Supplement No. 12 dated October 31, 2006, that Prospectus Supplement No. 13 dated November 14, 2006, that Prospectus Supplement No. 14 dated November 15, 2006, that Prospectus Supplement No. 15 dated December 14, 2006, that Prospectus Supplement No. 16 dated January 5, 2007, that Prospectus Supplement No. 17 dated January 16, 2007, that Prospectus Supplement No. 18 dated February 5, 2007, that Prospectus Supplement No. 19 dated February 28, 2007, that Prospectus Supplement No. 20 dated March 5, 2007, that Prospectus Supplement No. 21 dated March 15, 2007, that Prospectus Supplement No. 22 dated March 16, 2007, and that Prospectus Supplement No. 23 dated March 20, 2007), or the Prospectus, relating to the offer and sale of up to 7,790,974 shares of our common stock to be issued pursuant to awards granted or to be granted under our 2002 Stock Incentive Plan, or our 2002 Plan, up to 147,510 shares of our common stock to be issued pursuant to our 2002 Employee Stock Purchase Plan, or our 2002 ESPP, and up to 50,309 shares of our common stock which may be offered from time to time by the selling stockholders identified on page 110 of the Prospectus for their own accounts. Each of the selling stockholders named in the Prospectus acquired the shares of common stock upon exercise of options previously granted to them as an employee, director or consultant of Ligand or as restricted stock granted to them as a director of Ligand, in each case under the terms of our 2002 Plan. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders under the Prospectus. We will receive proceeds in connection with option exercises under the 2002 Plan and shares issued under the 2002 ESPP which will be based upon each granted option exercise price or purchase price, as applicable.

         This Prospectus Supplement No. 24 includes the attached Current Report on Form 8-K of Ligand Pharmaceuticals Incorporated dated March 23, 2007, as filed by us with the Securities and Exchange Commission.

         This Prospectus Supplement No. 24 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 24 updates or supersedes the information contained in the Prospectus.

         Our common stock is traded on The Nasdaq Global Market under the symbol "LGND." On date March 22, 2007, the closing price of our common stock was $10.60 per share.

         Investing in our common stock involves risk. See "Risk Factors" beginning on page 7 of the Prospectus and beginning on page 17 of Prospectus Supplement No. 22.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 24 is truthful or complete. Any representation to the contrary is a criminal offense.

        The date of this Prospectus Supplement No. 24 is March 23, 2007.

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------



                                    FORM 8-K

                                 CURRENT REPORT




     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

        Date of Report (Date of earliest event reported): March 20, 2007

                       LIGAND PHARMACEUTICALS INCORPORATED
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
                 (State or other jurisdiction of incorporation)

                                    000-20720
                            (Commission File Number)

                           10275 SCIENCE CENTER DRIVE,
                              SAN DIEGO, CALIFORNIA
                    (Address of principal executive offices)

                                 (858) 550-7500
              (Registrant's telephone number, including area code)

                                   77-0160744
                      (I.R.S. Employer Identification No.)

                                   92121-1117
                                   (Zip Code)

ITEM 8.01 OTHER EVENTS.

         On March 20, 2007, the Board of Directors of Ligand Pharmaceuticals Incorporated (the "Company") declared a special one-time cash dividend of $2.50 per share of common stock, payable on April 19, 2007, to stockholders of record on April 5, 2007. In addition, the Board of Directors authorized share repurchases of up to $100 million within the next 12 months.

         A copy of the press release dated March 21, 2007 announcing the declaration of the dividend and the authorization of the share repurchases is filed herewith as Exhibit 99.1 and incorporated herein by reference.

ITEM 9.01  FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits.

    EXHIBIT NO.       DESCRIPTION

    99.1              Press release of the Company dated March 21, 2007.

                                   SIGNATURES
         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned.


                                           LIGAND PHARMACEUTICALS INCORPORATED




     Date: March 23, 2007                  By:   /s/Tod G. Mertes
                                           Name: Tod G. Mertes
                                           Title: Interim CFO

                                                                    EXHIBIT 99.1


[LIGAND LETTERHEAD]


CONTACTS:
Ligand Pharmaceuticals Incorporated               Lippert/Heilshorn & Associates
John L. Higgins, President and CEO  or            Don Markley
Erika Luib-De la Cruz, Investor Relations         DMARKLEY@LHAI.COM
(858) 550-7896                                       (310) 691-7100



         LIGAND PHARMACEUTICALS ANNOUNCES $353 MILLION CASH DIVIDEND AND
                         SHARE REPURCHASE AUTHORIZATION

           Program Includes a $2.50 per share Cash Dividend Payable April 19th -

SAN DIEGO (MARCH 21, 2007) - LIGAND PHARMACEUTICALS INCORPORATED (NASDAQ: LGND) today announced return of cash on the common stock of the Corporation in the form of a $2.50 per share cash dividend, payable on April 19, 2007 to shareholders of record as of April 5, 2007. In addition to this approximately $253 million cash dividend, Ligand's board of directors has authorized up to $100 million in share repurchases within the next 12 months.
         "Our strategy of building a highly focused R&D- and royalty-driven biotech company allows us the ability to deliver value to shareholders through this one-time cash dividend and open market share repurchases, while maintaining a strong balance sheet and funding ongoing operations," said John L. Higgins, President and Chief Executive Officer. "The cash we are returning to our stockholders is a result of the sale of our commercial operations in 2006 and early 2007, and today's announcement follows a formal, third-party valuation analysis and discussion among Company directors and consultants, among other considerations."
         As of February 28, 2007, Ligand had approximately $415 million of unrestricted cash and investments. Additionally, there is $35.0 million of cash held in escrow accounts following the sales of AVINZA and our oncology product line to support potential indemnification claims by the purchasers of those assets.
         Ligand option holders will not receive any proceeds from the payment of the dividend. Accordingly, the compensation committee of the board of directors may evaluate making some form of adjustment to outstanding stock options. In February 2007, shareholders approved a measure (as described in our January 2007 proxy statement) authorizing the Company to make an adjustment to outstanding stock options in an equitable manner.

ABOUT LIGAND PHARMACEUTICALS
         Ligand discovers and develops new drugs that address critical unmet medical needs of patients in the areas of thrombocytopenia, cancer, hepatitis C, hormone-related diseases, osteoporosis and inflammatory diseases. Ligand's proprietary drug discovery and development programs are based on its leadership position in gene transcription technology, primarily related to intracellular receptors.

FORWARD-LOOKING STATEMENTS
         This news release contains certain forward-looking statements by Ligand that involve risks and uncertainties and reflect Ligand's judgment as of the date of this release. Actual events or results may differ from Ligand's expectations. For example, we may not be able to timely or successfully transform the Company or advance any product(s) in our pipeline. Further, we may not be able to complete our reductions in workforce on any particular or expected timeframe, we may not realize significant operating savings due to our restructuring, we may not be able to successfully or timely complete a transformation of the company, our early stage programs or any specific business or research initiative(s). In addition, we may not be able to successfully implement our strategy, and continue the development of our proprietary programs. Also, the Company may not repurchase any or all of the $100 million authorized for share repurchase. The failure to meet expectations with respect to any of the foregoing matters may reduce our stock price. Additional information concerning these and other risk factors affecting Ligand's business can be found in prior press releases available via www.nasdaq.com as well as in Ligand's public periodic filings with the Securities and Exchange Commission at www.sec.gov Ligand disclaims any intent or obligation to update these forward-looking statements beyond the date of this release. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
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